Exhibit 99.1

NEWS RELEASE

Fortuna Awards the Séguéla Mine Plant Expansion Study, Côte d’Ivoire

Vancouver, December 3, 2025 - Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to announce that Lycopodium Minerals Canada Ltd. has been selected to undertake Séguéla’s Processing Plant Expansion Options Study (the “Study”), supporting Fortuna´s next phase of growth in Côte d’Ivoire.

Key Highlights

•	The Company recently reported:

o	Fortuna Expands Mineral Reserves and Mineral Resources for the Séguéla Mine, Côte d’Ivoire.

o	Reserve life of mine extended to 7.5 years.

o	Completion of the underground mining study, supporting the potential conversion of up to 3.6 Mt averaging 4.34 g/t containing 502,000 gold ounces of Sunbird Indicated Mineral Resources into Mineral Reserves, is expected in December 2025.

•	Assessment of expansion options aimed at increasing processing plant throughput by 15 to 40 percent.

•	Completion of the plant expansion feasibility study planned for the second quarter of 2026.

Jorge A. Ganoza, President and CEO, commented, “Initiating the Séguéla plant expansion study is a key step in unlocking the next phase of growth for the mine and fully capturing the opportunities created by our exploration success.” Mr. Ganoza continued, “Awarding the study to Lycopodium reflects our confidence in their deep understanding of Séguéla and their ability to deliver practical, innovative solutions.” Mr. Ganoza concluded, “Together with continued progress at our Diamba Sud Gold Project in Senegal, this work advances Fortuna toward our objective of achieving approximately 500,000 ounces of annual gold equivalent production within the next three years.”

Processing Plant Expansion Options Study

The Study will evaluate practical and cost-effective solutions to increase Séguéla’s processing plant throughput beyond its current 1.75 Mtpa capacity to between 2.0 and 2.5 Mtpa, while optimizing metallurgical performance to unlock its full production potential, targeting more than 200,000 ounces of gold per year. This growth initiative supports Fortuna’s strategic objective to maximize value from the Séguéla Mine and to accommodate resource growth, including the potential future inclusion of underground mineralization from the Sunbird deposit into the mine plan.

Lycopodium brings unparalleled expertise to this project, having designed, built, and commissioned Séguéla’s processing plant. Their proven execution track record in West African gold projects and their robust technical approach ensure a comprehensive assessment of expansion scenarios, including capital and operating cost estimates, risk analysis, and implementation planning.

The Study is scheduled to commence immediately, with completion targeted within the second quarter of 2026. Fortuna looks forward to working closely with Lycopodium to advance this important organic growth initiative.

Qualified Person

Raul Espinoza, Director of Technical Services, is a Fellow of the Australasian Institute of Mining and Metallurgy and is registered as a Chartered Professional in Mining - FAusIMM (CP) with Membership Registration # 309581 and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Espinoza has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d'Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza
President, CEO, and Director
Fortuna Mining Corp.

Investor Relations:
Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, the Company’s expectations regarding the expansion of processing plant capacity and a potential increase in annual gold production at Séguéla; statements regarding projected resource growth, including the potential future inclusion of underground mineralization for the Sunbird deposit into the mine plan; the Company’s expectations regarding its estimated annual gold equivalent production growth objective; the expected timeline for completion of the Study; the life of mine estimate for the Séguéla Mine; statements regarding the potential conversion of Indicated Mineral Resources into Mineral Reserves at Sunbird and the expected timing thereof; Mineral Resource and Mineral Reserve estimates; the Company’s proposed exploration plans and objectives; statements about the Company’s business strategies, plans and outlook; the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; the future results of exploration activities; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; assumed and future metal prices; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “proposed”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, and Israeli – Hamas conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company’s operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.